New York, NY 10005

Note: Acies Corporation has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. ss. 200.83


December 5, 2005

Room 4561

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:        Kathleen Collins, Accounting Branch Chief
                  David Edgar, Staff Accountant

                  Re:      Acies Corporation
                           Form 10-KSB for Fiscal Year Ended March 31, 2005 (File No. 000-49724)

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of November 7, 2005 relating to the Annual Report on Form 10-KSB for Fiscal Year Ended March 31, 2005 of Acies Corporation ("Acies or the Company"), and as a follow-up to the comments relating to the same received by Acies on August 15, 2005 and our response to you dated August 26, 2005. All of the aforementioned documents are incorporated herein by reference.

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1. With regards to your response to our previous comment no. 1, please explain the following:

      o We [note] that the Company considers itself the primary obligor in the arrangements with your merchant customers. Is Chase Merchant Services, LLC or Paymentech, LP a party to your contracts with the merchant customers, in any form? Provide a sample of a merchant contract where (a) Chase Merchant Services will process the merchants' transactions and (b) where Paymentech will provide such services.

      o If the merchant has a question or problem regarding the processing of their sales transactions do they ever contact Chase Merchant Services or Paymentech directly?

      o Provide a copy of your agreement with both Chase Merchant Services and Paymentech.

      Response:

      The Company has supplementally filed with the Staff samples of merchant contracts relating to an account serviced by Chase Merchant Services (Supplemental Exhibit A) and an account serviced by Paymentech (Supplemental Exhibit B). As is evident, those companies to which Acies has directed the merchant account to be processed are parties to the respective agreements. In addition, the Company has supplementally filed with the Staff sample monthly statements sent to merchants as follows: A statement for an account processed by Chase (Supplemental Exhibit A-1) and a statement for an account processed by Paymentech (Supplemental Exhibit B-1). Notwithstanding the contractual language, in practice Acies is the single point of contact for our merchants. The statements received by merchants are "Acies" statements with our customer support contact information. The responsibilities of Acies with regard to merchants are detailed within the following master agreements, which the Company has supplementally filed with the Staff: Marketing Agreement to which the parties are Acies (formerly known as GM Merchant Solutions), Chase Merchant Services and JP Morgan Chase Bank (Supplemental Exhibit C); MasterCard, Member, MSP Agreement to which the parties are Acies, JP Morgan Chase and MasterCard International (Supplemental Exhibit D); Paymentech Preferred Card Processing Agreement to which the parties are Acies and Paymentech, L.P. (Supplemental Exhibit E); and Paymentech Network Card Processing Agreement to which the parties are Acies and Paymentech, L.P. (Supplemental Exhibit F).

      In the event that a merchant has a question or problem regarding the processing of their sales transactions, equipment, funds, or virtually anything else, the merchant always contacts an Acies representative. The merchant is instructed to do this by the Acies sales representative who provides initial training and set-up, and this is reinforced by the merchant receiving the Acies Welcome Kit, which among much other content specifically explains how to contact the correct personnel at Acies in order to resolve any issues or answer any questions (see pages 2 and 4 of Acies Welcome Kit, which the Company has supplementally filed with the Staff as Supplemental Exhibit G). The vast majority of the transactions processed by our merchants are Visa and MasterCard transactions. The only phone number in the Welcome Kit relating to these transactions that does not go directly to Acies is for Visa/MasterCard voice authorization of specific transactions, which are directed to First Data Corp., who performs transaction authorization on our behalf. As a matter of practicality, merchants never contact Chase Merchant Services or Paymentech directly. In the rare instance where Acies decides that the merchant needs to be in direct contact with Chase, Acies is charged for that contact and such charge is not passed on to the merchant (See Supplemental Exhibit C, Schedule A [last page of exhibit], Item 5723).

      Further to our previous response to your initial comments and your comment to which we are currently responding, Acies believes that our accounting for revenues on a gross basis is appropriate based on generally accepted accounting principles, including the application of the criteria listed in EITF 99-19, which we previously addressed. In addition, Acies believes that revenue reporting on this basis is also appropriate based on it being consistent with what we believe to be the standard practice for other reporting companies within our industry, i.e., our competitors. We have compiled excerpts from the disclosures made by two of our publicly held competitors, iPayment, Inc. and Pipeline Data, Inc., in their most recently filed respective Forms 10-K, which is attached as Exhibit H. (Other publicly held competitors follow the same standard practice, but we have limited this exhibit to illustrate the above two representative competitors). The exhibit includes disclosures relating to: (a) Revenue Recognition, (b) Merchant Services and Relationships, and (c) Third Party Relationships. Acies has compiled and filed this information because it believes that it is conducting virtually the same business as these (and other publicly held) competitors, utilizing virtually the same business model, and having virtually the same relationships with merchants, sponsor banks, card associations and processing providers. As such, since investors would likely compare the financial results reported by Acies to those of our publicly held competitors, Acies believes it appropriate that we report our financial results on a comparable basis to these competitors, most of which were established prior to Acies being a publicly held company.

      The common denominators in these competitors' rationale for reporting revenue on a gross basis are (a) the portability of merchant accounts and
      (b) that the reporting company has ultimate responsibility for the merchant. Acies' having merchant account portability is illustrated in the following two citations: (1) Supplemental Exhibit C, Paragraph 10(b) (page 7 of exhibit); and (2) Supplemental Exhibit E, Paragraph 11.4 (page 5 of exhibit). In practice, there have been a number of occasions where, to better service a particular merchant, Acies has moved that merchant's account from one of our third party processing providers to a different third party processing provider. In addition, as discussed above and in our previous response to the Commission, Acies does indeed have ultimate responsibility for the merchants to whom we provide services. Acies shares the same key characteristics as those of our competitors, and we agree with the revenue recognition and presentation rationale stated by those competitors.

      We would appreciate the opportunity to further address the Commission's questions and concerns in the clearest possible fashion through a conference call, which would enable an interactive exchange and a mechanism for follow-up questions to be addressed most efficiently. If possible, we would like such a call to be scheduled, as soon as possible, for a time that is most convenient for you.

      Very truly yours,


      /s/  OLEG FIRER                                  /s/  JEFFREY A. TISCHLER
      -----------------------------------              ------------------------
      Oleg Firer                                       Jeffrey A. Tischler
      President and Chief Executive Officer            Chief Financial Officer

                                                 EXHIBIT H - COMPETITOR ANALYSIS

                                                    REVENUE RECOGNITION
               Note: Information herein should only be considered a reference to the SEC filings indicated.
------------------------------------------------------- -----------------------------------------------------
                IPAYMENT, INC. (IPMT)                                PIPELINE DATA, INC. (PPDA)
   Source: Excerpted from Form 10-K for Year Ended       Source: Excerpted from Form 10-KSB for Year Ended
                       12/31/04                                               12/31/04
------------------------------------------------------- -----------------------------------------------------
We follow the requirements of EITF 99-19.  Generally,   We follow the requirements of EITF 99-19.
where we have merchant portability, credit risk and     Generally, where we have merchant portability, and
ultimate responsibility for the merchant, revenues      ultimate responsibility for the merchant, revenues
are reported at the time of sale on a gross basis       are reported at the time of sale on a gross basis
equal to the full amount of the discount charged to     equal to the full amount of the discount charged to
the merchant.  This amount includes interchange paid    the merchant.  This amount includes interchange
to card issuing banks and assessments paid to credit    paid to card issuing banks and assessments paid to
card associations pursuant to which such parties        credit card associations pursuant to which such
receive payments based primarily on processing volume.  parties receive payments based primarily on
Revenues generated from certain acquired portfolios     processing volume.
are reported net of interchange, where we may not
have credit risk, portability or the ultimate
responsibility for the merchant accounts.
------------------------------------------------------- -----------------------------------------------------
                                                        Revenues are reported gross of amount paid to
                                                        sponsor banks as well as interchange and
                                                        assessments paid to credit card associations under
                                                        revenue sharing agreements pursuant to which such
                                                        parties receive payments based primarily on
                                                        processing volume.
------------------------------------------------------- -----------------------------------------------------

                                             MERCHANT SERVICES & RELATIONSHIPS
               Note: Information herein should only be considered a reference to the SEC filings indicated.

------------------------------------------------------- -----------------------------------------------------
                IPAYMENT, INC. (IPMT)                                PIPELINE DATA, INC. (PPDA)
   Source: Excerpted from Form 10-K for Year Ended       Source: Excerpted from Form 10-KSB for Year Ended
                       12/31/04                                               12/31/04
------------------------------------------------------- -----------------------------------------------------
Merchant Services:                                      Merchant Services:
o        Application Evaluation/                        o        Application Evaluation/ Underwriting
           Underwriting.                                o        Merchant Set-Up and Training.
o        Merchant Set-Up and Training.                  o        Card transaction Processing - OUTSOURCED.
o        Transaction Processing - OUTSOURCED .          o        Risk Management/Detection of Fraudulent
o        Risk Management/Detection of Fraudulent                 Transactions.
         transactions.                                  o        Merchant Service and Support.
o        Merchant Service and Support.                  o        Chargeback Service - OUTSOURCED.
o        Chargeback Service.                            o        Merchant Reporting.
o        Merchant Reporting.
------------------------------------------------------- -----------------------------------------------------
Merchant Agreements:                                    Merchant Agreements:
o        Duration - 1 or 2 years with automatic         o        Duration - 1 or 2 years with automatic
         renewal for additional one-year periods.                renewal for additional one-year periods.
o        Sponsoring banks are a party to the            o        Sponsoring banks are a party to the
         agreements.                                             agreements.
o        Sponsoring banks or merchants may terminate    o        Sponsoring banks or merchants may
         the agreement with 30 days notice.                      terminate the agreement on 30 days notice.
o        Termination fees paid by merchants.            o        Termination fees paid by merchants
------------------------------------------------------- -----------------------------------------------------
                                                        Other:
                                                        Currently, we are only responsible for fraudulent
                                                        credit card transactions of our merchants on less
                                                        than 20% of our merchant customers.
------------------------------------------------------- -----------------------------------------------------

                                                 THIRD PARTY RELATIONSHIPS
               Note: Information herein should only be considered a reference to the SEC filings indicated.

------------------------------------------------------- -----------------------------------------------------
                IPAYMENT, INC. (IPMT)                                PIPELINE DATA, INC. (PPDA)
   Source: Excerpted from Form 10-K for Year Ended       Source: Excerpted from Form 10-KSB for Year Ended
                       12/31/04                                               12/31/04
------------------------------------------------------- -----------------------------------------------------
General:                                                General:
o        iPayment "owns" and manages merchant           We contract with third-parties to provide a portion
         relationships providing all customer service   of the services to the merchant, including
         functions.                                     communication networks, transaction processing and
o        Credit card transactions processed over        monthly preparation of detailed merchant statements.
         third party providers' networks.
o        Third party processors provide daily
         accounting and cash receipt and disbursement
         services.
------------------------------------------------------- -----------------------------------------------------
Sponsorship:                                            Sponsorship:
We rely on third party processors to provide card       We have agreements with several banks that sponsor
authorization and data capture, and banks to sponsor    us for membership in the Visa and MasterCard Card
us for membership in the Visa and MasterCard            associations and settle card transactions for our
associations and to settle transactions with            merchants.
merchants.
------------------------------------------------------- -----------------------------------------------------
Processors:                                             Processors:
Agreements to provide to us on a non-exclusive basis    We provide transaction processing and transmittal,
transaction processing and transmittal, transaction     transaction authorization and data capture, and
authorization and data capture, and access to various   access to various reporting tools pursuant to
reporting tools.                                        non-exclusive contracted relationships with
                                                        processing banks that are members of Visa and
                                                        MasterCard.  Our processing banks withhold from the
                                                        merchants a discount rate and various fees for the
                                                        processing of each credit card transaction.  From
                                                        our discount rate revenues, amounts are paid to the
                                                        issuing bank, the network service provider, Visa or
                                                        MasterCard and to the processing bank.
------------------------------------------------------- -----------------------------------------------------
Banks Agreements:                                       Bank Agreements:
      JPMorgan Chase and others.                        Generally, our agreements with processing banks
      JPMC has the right to approve our                 contain aspects of both marketing and service.  The
solicitation, application and qualification             marketing portions of the agreements permit us to
procedures for merchants, the terms of our agreements   originate new merchants, which then enter into
with merchants (including the processing fees we        contracted agreements with the processing banks for
charge), our customer service levels and our use of     credit card processing.  The service portions of
any independent sales groups.                           the agreements permit us to provide services
                                                        (including terminal programming and shipping,
                                                        employee training, equipment supply and repair and
                                                        operational support) to the merchants solicited.
                                                        Although the marketing portions of the agreements
                                                        have limited terms, the service portions of these
                                                        agreements do not.  Accordingly, we have a right to
                                                        continue to receive revenues from these processors,
                                                        so long as we remain in compliance with the service
                                                        agreement.

------------------------------------------------------- -----------------------------------------------------
                IPAYMENT, INC. (IPMT)                                PIPELINE DATA, INC. (PPDA)
   Source: Excerpted from Form 10-K for Year Ended       Source: Excerpted from Form 10-KSB for Year Ended
                       12/31/04                                               12/31/04
------------------------------------------------------- -----------------------------------------------------
                                                        In most cases, in accordance with our contracts
                                                        with processing banks, the funds collection and
                                                        disbursement function is performed on our behalf.
                                                        At month-end, the processing bank collects the
                                                        total discount rate and various fees from the
                                                        merchants via electronic withdrawal and disburses
                                                        to each of the service providers its fees, except
                                                        for the interchange fee paid to the card issuing
                                                        bank for which the disbursements are made daily.
                                                        Shortly after month-end, the processing bank
                                                        disburses to us the remainder of the funds
                                                        collected from the merchant.
------------------------------------------------------- -----------------------------------------------------
                                                        Liability:
                                                        Currently, our agreement with our principal
                                                        processing bank applies to approximately 80% of our
                                                        aggregate merchant base.  Under the agreement we
                                                        bear no liability for any unfulfilled charge
                                                        backs.  The agreement with the second processing
                                                        bank also provides for no liability, while the
                                                        third has limited liability.
------------------------------------------------------- -----------------------------------------------------